November 10, 2003

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  Strong Equity Funds II, Inc. ("Registrant")
     - Strong Matrix Value Fund
     (originally filed as Strong Large Cap Value Fund)
     Withdrawal of Post-Effective Amendment No. 33 Filed on August 4, 2003 File Nos. 2-99752 and 811-4384
     Accession Number: 0000840519-03-000111

Dear Sir or Madam:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant requests the withdrawal of Post-Effective Amendment No. 33 ("PEA 33") filed August 4, 2003, to the Registration Statement on Form N-1A.

     PEA 33 was filed to add the Strong Matrix Value Fund as a series fund of the Registrant. We are withdrawing PEA 33 because of certain material changes which are proposed in relation to Strong Matrix Value Fund.

     If you have any questions or comments, please call me at (414) 577-7383.

                                   Sincerely,

                                   /s/ Christopher O. Petersen

                                   Christopher O. Petersen
                                   Vice President and Assistant Secretary


C:   Jeanine M. Bajczyk, Associate Counsel